Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
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(212) 818-8881		(212) 818-8638
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jgallant@graubard.com

May 21, 2007

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ithaka Acquisition Corp.
Preliminary Proxy Statement
Amendment 2 Filed May 2, 2007
File No. 000-51362

Dear Mr. Reynolds:

On behalf of Ithaka Acquisition Corp. (the “Company” or “Ithaka”), we respond as follows to the Staff’s verbal comments provided to us on May 14, 2007 relating to the above-captioned Preliminary Proxy Statement, in response to the changes submitted supplementally on such date. We have included with this letter changed pages of the proxy statement that are responsive to the Staff’s comments and are marked against the prior filing made on May 2, 2007. Please note that, for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

80% Test

1.	Please clarify whether the other analyses prepared by Capitalink assumed the merger funds from Ithaka. Revise the Proxy Statement to include in the “Satisfaction of 80% Test” section and elsewhere as appropriate the following statement provided to the Staff: “If the Company had not assumed an infusion of capital into Alsius, it would have determined that Alsius (and any undercapitalized cash flow negative company) would have zero value.” Reconcile the foregoing statement with Capitalink’s valuation as well as reconciling it with how the Ithaka Board could determine that Alsius met the 80% test when it says it has a zero value.

The language in the Proxy Statement regarding the 80% test has been revised to make clear that the discounted cash flow (“DCF”) analysis used by the board and Capitalink involved an assumption that capital was available to Alsius from the merger, and that the DCF analysis may therefore be flawed. A corresponding change has also been made to the second to last risk factor. The disclosure has also been revised to state that the two other methods used by Capitalink did not assume the consummation of the merger, and that other valuation methods used by the board also did not make this assumption. Furthermore, the disclosure was expanded to provide complete details of how the Company’s Board of Directors arrived at their determination that the 80% test had been met as the prior disclosure was incomplete.

Off-Label Use

2.	Please provide more disclosure on what the downside is to the Company regarding promotion of off-label use, as described in the risk factor on page 28. Address in detail if actions can be brought under the False Claims Act as a result of adulterated or misbranded products. Expand the disclosure to indicate what the negative impact would be to the Company under such circumstances. What would the ramifications be if it was found that an issue existed relating to this Act. Clarify what it would mean to the Company if Medicare and Medicaid reimbursement were curtailed. Address in full detail what the downside is to the Company.

The risk factors have been reorganized and revised to be more detailed about the specific risks associated with off-label use. Additional disclosure discussing off-label use has been inserted into the summary at the beginning of the Proxy Statement and in the business section to make certain the risk is highlighted in every place the Alsius business is discussed.

3.	Provide the basis on how Alsius came to the conclusion that its activities do not constitute marketing to off-label use? Has Alsius come to this conclusion based on discussions with counsel? Have they researched the issue? What has been done to substantiate Alsius’s belief that they are not marketing to off-label use. Explain in detail how this belief has been formed.

Alsius has advised us that it researched which marketing activities are permissible before it began conducting any such activities. Alsius did this on its own and with the advice of its outside FDA regulatory counsel in Washington, D.C. In addition, the section captioned “Clinical Studies and Regulatory Clearances” has been revised to clarify the basis on which Alsius believes its current activities do not constitute off-label marketing.

4.	Address promotional marketing of off-label use as a known trend and uncertainty in Alsius’s Management’s Discussion and Analysis of Financial Condition and Results of Operations. Explain how this could impact Alsius’s financial condition and results of operations.

Pursuant to Item 303 of Regulation S-K and the Commission’s December 2003 MD&A release, the discussion of revenues and liquidity and capital resources in the MD&A section of the Proxy Statement has been revised to discuss the potential financial impact of off-label matters, including potential loss of revenue, as well as clinical trial and other expenses.

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

management products that address a clinical need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients that Alsius’s management, based on management’s experience and knowledge of the industry and discussions with physicians, believes is largely unmet.

Alsius markets its products to acute-care hospitals and critical care physicians through its direct sales force in the United States and independent distributors in international markets. Alsius began selling its products in the United States in April 2004 and, as of March 31, 2007, had established an installed U.S. base of over 144 systems in 72 hospitals, of which 110 had been sold and 34 were under evaluation. Alsius began building its current network of independent distributors in Europe in February 2004, and as of March 31, 2007, had established a European installed base of 236 systems in over 153 hospitals, of which 217 had been sold and 19 were under evaluation. It has FDA clearance to market its products in the United States for fever control in certain neuro-intensive care patients and temperature management in cardiac and neuro surgery patients, and is exploring ways to obtain clearance for cardiac arrest. Alsius has broader clearance to market its products in Europe, Canada and Australia than in the United States, including clearance for cardiac arrest, and is in the process of obtaining clearances to sell its products in China, Japan and other Asian countries.

Alsius only markets its products for their specific cleared indications. This does not, however, prevent physicians from using Alsius’s products for non-cleared, or off-label, uses. Alsius is aware that physicians in the United States are using Alsius’s products off-label to treat cardiac arrest, and expects this use to increase. Alsius believes this is due in large part to the 2006 American Heart Association recommendation that cooling be used to treat cardiac arrest. Alsius does not track how physicians use Alsius’s products after they are purchased, and cannot identify what percentage of its revenues are derived from off-label use. However, Alsius has received increasing inquiries from U.S. physicians interested in using Alsius’s products to treat cardiac arrest, in addition to cleared indications. In addition, Alsius has queried approximately 300 U.S. hospitals about whether and why they are interested in temperature management products, and over half of the hospitals have indicated they are interested in cooling cardiac arrest patients, in addition to Alsius’s cleared indications. Alsius has also seen a similar level of interest in Europe, where Alsius’s products are cleared for cardiac arrest. Based on these interest levels, Alsius estimates it is possible that between 20% and 40% of its current U.S. revenues (or between 10% and 20% of its worldwide revenues) could be derived from off-label use. Alsius also estimates that over time up to 50% of its U.S. revenues (or approximately 25% of its worldwide revenues) could be derived from purchases of its products to treat cardiac arrest.

Alsius does not believe any of its activities constitutes marketing for off-label use. As described in greater in Risk Factors, however, should the FDA determine that Alsius’s activities constitute promotion of off-label use, the FDA could bring action to prevent Alsius from distributing its products within the United States for the off-label use, could impose fines and penalties on Alsius and its executives, and could prohibit Alsius from participating in government healthcare programs such as Medicare and Medicaid. If Alsius is prevented from distributing its products in the United States to treat cardiac arrest, it could lose an estimated 10% and 20% of its current revenues, and up to 25% based on future estimates. In addition, government action could affect Alsius’s reputation generally and interfere with its ability to sell its products even for approved uses. As described in greater detail under Clinical Trials and Regulatory Clearances, Alsius intends to conduct a clinical trial for cardiac arrest approval in the United States, which it expects to begin in 2007 and, if successful, conclude with an FDA clearance in 2011. There is no assurance, however, that such a clearance will be obtained.

Alsius was incorporated under the laws of California on December 20, 1991 under the name Neuroperfusion, Inc. On November 12, 1998, it changed its name to Alsius Corporation.

The mailing address of Alsius’s principal executive offices is 15770 Laguna Canyon Road, Suite 150, Irvine, California 92618, and its telephone number is (949) 453-0150.

mild hypothermia in neuro surgery patients in surgery and in recovery and intensive care. These clearances restrict Alsius’s ability to market Alsius’s products in the United States for treatment outside these specific cleared indications.

In 2004, Alsius submitted a 510(k) notification to the FDA to have Alsius’s products cleared for cardiac arrest. In March 2005, the FDA convened a meeting of the Circulatory System Devices Panel to consider the data submitted in the 510(k) notification. Following that meeting in 2005, Alsius withdrew its request for cardiac arrest clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. Alsius decided not to conduct such a trial at that time because Alsius wanted to focus on marketing its products for their cleared indications. In the future, Alsius intends to obtain the required clinical data to support a renewed submission for cardiac arrest clearance by participating in clinical trials in collaboration with others or conducting Alsius’s own human clinical trials. Additionally, Alsius may pursue FDA clearances or approvals to market its products for other applications, such as inducing hypothermia in patients with stroke or acute myocardial infarction. These trials may be expensive and time-consuming, and Alsius cannot assure you that the FDA will ultimately grant Alsius clearance or approval for such indications.

If Alsius does not obtain FDA clearance for cardiac arrest, or other indications, it may be at risk for liabilities and lost revenue as a result of off label use, as discussed in the next risk factor below.

Alsius may lose significant revenue and incur significant liability if it is determined under FDA regulations that Alsius is promoting off-label use of its products.

A significant portion of Alsius’s current revenue is, and anticipated future revenue increasingly will be, derived from the sale of Alsius’s products to treat cardiac arrest. Alsius has regulatory clearances to sell its products in Europe and in other countries outside the United States to treat cardiac arrest, but does not have FDA clearance to sell its products in the United States to treat cardiac arrest. In the United States, the use of Alsius’s products to treat cardiac arrest is and will be considered off-label use unless and until Alsius receives regulatory clearance for use of its systems and catheters to treat cardiac arrest patients. Alsius intends to conduct a clinical trial for cardiac arrest approval in the United States, which it expects to begin in 2007 and, if successful, conclude with an FDA clearance in 2011. There is no assurance, however, that such a clearance will be obtained.

Alsius does not track how physicians use Alsius’s products after they are purchased, and cannot identify what percentage of its revenues are derived from off-label use. Alsius is aware, however, that physicians in the United States are using Alsius’s products off-label to treat cardiac arrest, and expects this use to increase. Alsius believes this is due in large part to the 2006 American Heart Association recommendation that cooling be used to treat cardiac arrest. Alsius has received increasing inquiries from U.S. physicians interested in using Alsius’s products to treat cardiac arrest, in addition to cleared indications. In addition, in order to gather general market data and help Alsius work with the FDA to design a clinical trial for cardiac arrest, Alsius field personnel have recently begun to ask hospitals why they are interested in purchasing Alsius’s products. Of approximately 300 U.S. hospitals queried, over half have indicated they are interested in cooling cardiac arrest patients, in addition to Alsius’s cleared indications. Alsius has also seen a similar level of interest in Europe, where Alsius’s products are cleared for cardiac arrest. Based on these interest levels, Alsius estimates it is possible that between 20% and 40% of its current U.S. revenues (or between 10% and 20% of its worldwide revenues) could be derived from off-label use. Alsius also estimates that over time up to 50% of its U.S. revenues (or approximately 25% of its worldwide revenues) could be derived from purchases of its products to treat cardiac arrest.

Under the Federal Food, Drug and Cosmetic Act and other laws, Alsius is prohibited from promoting its products for off-label uses. This means that Alsius may not make claims about the safety or effectiveness of its systems and catheters for the treatment of cardiac arrest patients, and may not proactively discuss or provide information on the use of its products for the treatment of cardiac arrest patients, with very limited exceptions. Physicians, however, may lawfully choose to purchase Alsius’s products and use them off-label. For example,

Alsius has a clearance to sell its products to induce, maintain and reverse hypothermia in neurosurgery patients. A physician could use the same Alsius product to induce, maintain and reverse hypothermia in cardiac arrest patients, which would be an off-label use.

The FDA and other regulatory agencies actively enforce regulations prohibiting promotion of off-label uses and the promotion of products for off-label uses. A company that is found to have improperly promoted off-label uses may be subject to significant liability, including civil and administrative remedies, and even criminal sanctions. Due to these constraints, Alsius’s sales and marketing efforts focus only on cleared indications for its products. When a hospital or physician expresses interest in potential off-label use, Alsius’s field personnel (sales representatives and clinical specialists) have been trained to limit their discussion or training of Alsius’s products only to their general attributes for cooling and warming at patient, and the Alsius on-label indications. Alsius clinical applications specialists work in hospitals to instruct physicians and nurses on how to use Alsius’s CoolGard units, and how to run the unit once Alsius’s catheter has been inserted into the patient. The Alsius specialists do not, however, select which patients receive treatment or assist in the insertion of the Alsius catheter, both of which are done by the physician. The specialists thus do not determine the type of treatment (i.e., on-label or off-label) for which Alsius’s products are used, and products are used in the same manner whether the patient is receiving an on- or off-label treatment. Alsius does, upon request, disseminate information relating to the use of it products for off-label uses such as cardiac arrest. The FDA Modernization Act (“FDAMA”) permits companies to respond in a non-promotional manner to unsolicited requests from doctors and hospitals for off label-information. Alsius responds to such requests in a manner it believes is permitted under the FDAMA, by providing copies of and citations to articles that discuss off-label uses.

Alsius does not believe any of its activities constitute promotion of off-label use. Should the FDA determine, however, that Alsius’s activities constitute promotion of off-label use, the FDA could bring action to prevent Alsius from distributing its products within the United States for the off-label use, could impose fines and penalties on Alsius and its executives, and could prohibit Alsius from participating in government healthcare programs such as Medicare and Medicaid. Alsius could be required to substantially change its sales, promotion and educational activities. If Alsius is prevented from distributing its products in the United States to treat cardiac arrest, it could lose an estimated 10% and 20% of its current revenues, and up to 25% based on future estimates. FDA actions concerning the promotion of off-label uses are typically expensive, disruptive and burdensome, and generate negative publicity. As a result, such an action could affect Alsius’s reputation generally and interfere with its ability to sell its products even for approved uses. This would have an even greater negative impact on Alsius’s sales and financial condition, and may require Alsius to raise additional capital, which may not be available, or, if available may be dilutive to existing stockholders.

In addition to liability under FDA regulations, Alsius may also incur significant liability related to off-label use under other federal and state laws and regulations.

In addition to potential FDA action, other federal and state authorities could bring action against Alsius if they believe Alsius’s activities constitute promotion of off-label use. The Federal False Claims Act, and similar state laws, imposes civil liability on any person or entity who submits, or causes the submission of a false or fraudulent claim to the U.S. or state government. Damages under such laws can be significant, including fines and penalties. The Federal False Claims Act also allows a private individual or entity to sue on behalf of the government to recover the civil penalties and treble damages. The U.S. Department of Justice has enforced the Federal False Claims Act against pharmaceutical manufacturers whose promotional practices were found to have included the off-label promotion of drugs. These cases were brought on the grounds that the off-label promotion resulted in the submission of false claims to federal and state healthcare entitlement programs such as Medicare and Medicaid. Such manufacturers have entered into settlements with the federal government under which they paid amounts and entered into agreements that require substantial reporting and remedial actions. The federal authorities, and state equivalents, may likewise seek to enforce the False Claims Act against medical device manufacturers, which may result in similar penalties and have an adverse effect on Alsius’s U.S. sales.

Action could also be brought against Alsius under the Federal Anti-Kickback Act and the Health Insurance Portability and Accountability Act (HIPAA), and equivalent state laws, if Alsius were deemed to have induced physicians to make false claims for services provided. This action can be brought regardless of whether the false claims related to on-label or an off-label use. The probability of success of such an action would be significantly increased if there were an existing finding that Alsius products were misbranded or adulterated, which could result if the products were considered to be marketed for off-label uses.

Alsius faces uncertainty related to pricing, reimbursement and health care reform, which could reduce Alsius’s revenue. In addition, if Alsius is found to be marketing its products for off-label uses, it can be barred from federal and state reimbursement programs, which could jeopardize all of its U.S. sales.

Sales of Alsius’s products depend in part on the availability of coverage and reimbursement from third-party payors such as government insurance programs, including Medicare and Medicaid, private health insurers, health maintenance organizations and other health care related organizations. Both the federal and state governments in the United States, and foreign governments, continue to propose and pass new legislation affecting coverage and reimbursement policies, which are designed to contain or reduce the cost of health care. There may be future changes that result in reductions in current coverage and reimbursement levels for its products, and Alsius cannot predict the scope of any future changes or the impact that those changes would have on Alsius’s operations.

Adoption of Alsius’s products by the medical community in the United States may be limited if doctors and hospitals do not receive full reimbursement for Alsius’s products. Currently, existing procedure codes only cover reimbursement for a portion of the cost of Alsius’s products. Alsius does not have a specific Current Procedural Terminology, or CPT, reimbursement code for Alsius’s products in the United States. The use of Alsius product is paid for via two mechanisms. It is expensed within general Diagnosis Related Groups (DRG) and there is a small remuneration provided to the physician for a central line insertion. All Alsius catheters have central line features. There are no disease specific billing codes that apply to the use of Alsius product in the off label cardiac arrest indication. Physicians and hospitals have been using reimbursement codes related to central venous catheters or other critical care codes for Alsius’s products, which provide only partial reimbursement.

Current cost control initiatives may decrease coverage and payment levels for existing and future products and, in turn, the price that Alsius can charge for any existing product or those that it develops or markets in the future. For example, the Medicare Modernization Act revised the Medicare payment methodology for many drugs covered under Medicare. Alsius cannot predict the full impact of the new payment methodologies on Alsius’s business. Alsius is also impacted by efforts by private third-party payors to control costs. Alsius is unable to predict all changes to the coverage or reimbursement methodologies that will be employed by private or government payors. Any denial of private or government payor coverage or inadequate reimbursement for procedures performed using Alsius’s products could harm Alsius’s business and reduce Alsius’s revenue.

If Alsius is found by the FDA or other federal or state authorities to be marketing its products for off-label uses, Alsius may be temporarily or permanently barred from participating in government sponsored healthcare programs such as Medicare and Medicaid. Alsius estimates that up to 25% of its current revenues may come from Medicare and Medicaid. However, if Alsius is barred from participating in such programs, hospitals may refuse to purchase Alsius products altogether. As a result, such a ban from participating in these programs could jeopardize all of Alsius’s U.S. sales.

Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them.

If we are unable to complete the business combination with Alsius, we will dissolve and liquidate pursuant to Section 275 of the Delaware General Corporation Law. Under Section 280 through 282 of the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. Pursuant to Section 280, if the corporation complies with certain procedures intended to ensure that it makes reasonable provisions for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of a stockholder with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder and any liability of the stockholder would be barred after the third anniversary of the dissolution. Although we will seek stockholder approval to liquidate the trust account to our public stockholders as part of our plan of dissolution and liquidation, we will seek to conclude this process as soon as possible and as a result do not intend to comply with those procedures. Because we will not be complying with those procedures, we are required, pursuant to Section 281 of the DGCL, to adopt a plan that will provide for our payment, based on facts known to us at such time, of (i) all existing claims, (ii) all pending claims and (iii) all claims that may be potentially brought against us within the subsequent 10 years. Accordingly, we would be required to provide for any creditors known to us at that time or those that we believe could be potentially brought against us within the subsequent 10 years prior to distributing the funds held in the trust to stockholders. We cannot assure you that we will properly assess all claims that may be potentially brought against us. As a result, our stockholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution (but no more) and any liability of our stockholders may extend well beyond the third anniversary of such dissolution. Accordingly, we cannot assure you that third parties will not seek to recover from our stockholders amounts owed to them by us.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, any distributions received by stockholders in our dissolution might be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders in our dissolution. Furthermore, because we intend to distribute the proceeds held in the trust account to our public stockholders as soon as possible after our dissolution, this may be viewed or interpreted as giving preference to our public stockholders over any potential creditors with respect to access to or distributions from our assets. Also, the members of our board of directors may be viewed as having breached their fiduciary duties to our creditors and/or may have acted in bad faith, and thereby exposing our directors and our company to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors and/or complying with certain provisions of the DGCL with respect to our dissolution and liquidation. We cannot assure you that claims will not be brought against us for these reasons.

The analyses included in the fairness opinion received by Ithaka, and those used by the Ithaka board of directors, may not properly analyze the transaction and therefore may have not correctly valued Alsius.

In connection with its determination to approve the merger, Ithaka’s board of directors prepared its own analyses of the value of Alsius and also engaged Capitalink to provide it with a “fairness opinion” on which the board relied. The purpose of the board’s analyses and the fairness opinion was to determine whether (i) the merger consideration to be paid by Ithaka is fair, from a financial point of view, to Ithaka’s stockholders and (ii) the fair market value of Alsius is at least equal to 80% of Ithaka’s net assets at the time of the acquisition. Each of the methods to analyze Alsius’s value that were used by both the Ithaka board of directors and by Capitalink in rendering their fairness opinion involved professional judgment, assumptions and uncertainties, including uncertainties related to the financial projections of Alsius. In the event any of these judgments or assumptions is incorrect, or in the event any of the items that are uncertain turn out to be worse than expected, the values for Alsius attained in the various analysis may be incorrect. The actual value of Alsius may be lower than the values required to satisfy the requirements of the acquisition of Alsius by Ithaka, and may result in Ithaka overpaying for Alsius.

In particular, in determining that the merger consideration to be paid by Ithaka is fair, Capitalink utilized a comparable company analysis to compare Alsius to other similar companies. In building a list of comparable companies for Alsius, Capitalink focused on the similarity between Alsius’s industry sector and operating model and the industry sectors and operating models of the comparable companies. However, as a result, Capitalink compared Alsius to companies that were significantly larger than Alsius in terms of revenue. While Capitalink believed, and Ithaka agreed, that these companies were the most appropriate comparable companies to use in its analysis, this analysis may not be as useful as it could have been had the comparable companies’ revenues been more similar to that of Alsius. Accordingly, the comparable company valuation of Alsius performed by Capitalink may therefore not be accurate in terms of whether the merger consideration to be paid by Ithaka is fair to Ithaka’s stockholders and whether the fair market value of Alsius is at least equal to 80% of Ithaka’s net assets at the time of the merger.

In addition, the discounted cash flow analysis method that was used by both the Ithaka board of directors and Capitalink assumed that Alsius would receive additional liquidity from either the Ithaka merger or another source in order to reach the stage of generating positive cash flow. In applying the analysis, the infusion of capital to achieve positive cash flow was first assumed, and the value of the additional invested capital then backed out of the calculation. Had this assumption not been made, the discounted cash flow analysis could not have been used to assess the value of Alsius, or of any cash-flow negative business lacking the internal liquidity to reach cash-flow breakeven. The reason for this is that in assessing the value of any business, such as Alsius, that currently has negative cash flows, utilizing a discounted cash flow analysis requires the assumption of incremental liquidity (from a merger or some other market source) to reach cash-flow breakeven. Without such an assumption, no projections can be realized and the discounted cash flow analysis necessarily indicates that such business has no value as a going concern. Accordingly, the discounted cash flow analysis may not be an accurate or appropriate means to determine whether the consideration to be paid by Ithaka for Alsius is fair to Ithaka’s stockholders and whether the fair market value of Alsius is at least equal to 80% of Ithaka’s net assets at the time of the merger. If the discounted cash flow analysis were not used, the Ithaka board of directors would have to rely only on its other methods of analysis and the other two methods used by Capitalink, which did not assume consummation of the merger.

Risks if the Adjournment Proposal is not Approved

If the adjournment proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the merger and approve the name change amendment and the capitalization amendment, Ithaka’s board of directors will not have the ability to adjourn the special meeting to a later date in order to solicit further votes, and, therefore, such matters will not be authorized or approved. In such event, Ithaka would be required to liquidate.

Ithaka’s board of directors is seeking approval to adjourn the special meeting to a later date if, at the special meeting, based upon the votes tabulated, there are insufficient votes to allow Ithaka to consummate the merger and to approve the name change amendment and the capitalization amendment. If the adjournment proposal is not approved, Ithaka’s board will not have the ability to adjourn the special meeting to a later date and, therefore, will not have more time to solicit votes to allow Ithaka to consummate the merger and to approve such other proposals. Since approvals of such matters are conditions to completion of the merger, the merger would not be completed and Ithaka would be required to liquidate.

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The intravascular cooling methods used by Alsius, while precise and medically advantageous, are more expensive than traditional means that rely on ice packs and cooling blankets. Some hospitals might consider the technology unnecessary and too expensive even though it is superior to the older methods.

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Alsius is small, yet it manages a global business. Significant growth could strain its ability to continue to provide the high level of expertise needed to effectively manage a large international business.

Based on the foregoing, and not withstanding the possible negative factors, our board of directors concluded that the merger agreement with Alsius is in the best interests of Ithaka’s stockholders. As discussed, it also obtained a fairness opinion that came to the same conclusion prior to approving the merger agreement. In light of the complexity of the various factors, the board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors. It should also be noted that individual members of the Ithaka board may have given different weight to different factors.

Satisfaction of 80% Test

Any business acquired by Ithaka must have a fair market value equal to at least 80% of Ithaka’s net assets at the time of acquisition, which assets shall include the amount in the trust account. Specifically, the fair market value of the company to be acquired by Ithaka must exceed $39.2 million, or 80% of the approximately $49 million of net assets that Ithaka expects to have at the time of the merger.

The Ithaka board of directors believes, because of the financial skills and background of its members, that it was qualified to conclude that the acquisition of Alsius met this 80% requirement. The Ithaka board of directors evaluated the satisfaction of the 80% test on the basis of its own review of a variety of factors, as well as its receipt and reliance on an opinion provided by Capitalink, L.C. Capitalink, a member of the National Association of Securities Dealers, Inc., is an investment banking firm that regularly engages in the valuation of businesses in connection with mergers and acquisitions, public offerings and other transactions. Capitalink’s opinion is attached as Annex E and the process and methodology used by Capitalink to render its opinion is discussed below in the section entitled Fairness Opinion.

The factors reviewed by the Ithaka board of directors in determining that the fair market value of the Alsius business exceeded 80% of Ithaka’s net assets included the following:

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The application of financial analyses commonly used in the investing community, including a discounted cash flow analysis based on Alsius’s historical and projected results, and public equity trading multiples of emerging medical technology companies. Using the discounted cash flow analysis, which was the most formal analysis used by the board of directors, the board established a current value for Alsius by calculating the net present value of Alsius’s long term projected profit stream, less the net present value of incremental capital required to achieve such profit stream, since Alsius does not currently generate positive cash flow. Using public equity trading multiples, the board of directors evaluated Alsius in light of its experience with market capitalizations of publicly traded emerging medical technology companies, including those at a stage of commercial development similar to Alsius.

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Alsius’s business progress to date, including the accumulated clinical data supporting the positive results achieved with Alsius’s systems and catheters, Alsius’s development of a substantial intellectual property portfolio, its commercialization of a set of FDA-approved products, its sizeable installed base of over 300 Coolgard systems with regular purchasers of its catheters, the quality of the assembled Alsius management team, and the over $80 million of investment contributed by Alsius investors to generate this progress. The board of directors viewed this invested capital as representative of the investment that would be required for a new entrant seeking to build a business competitive with Alsius.

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Alsius’s current competitive position, including the size of current and potential markets addressed by the Coolgard system, the relative merits of the Coolgard system as compared to competitive products, the market acceptance achieved to date by Alsius compared to its competitors, and the barriers to further competitive entry established by the intellectual property and market positions held by Alsius relative to its competitors.

On the basis of its review of all of these factors, the Ithaka board of directors believed that it was reasonable to conclude that the acquisition of Alsius satisfies the 80% test, as all the analyses it used indicated a value of Alsius in excess of $40 million. In support of its conclusion, the board of directors of Ithaka also relied on the opinion of Capitalink. Capitalink used three independent methods in concluding that the value of Alsius meets the 80% requirement. These included a discounted cash flow analysis, a comparable company analysis and a comparable transaction analysis, all of which are discussed in detail below under the section Fairness Opinion.

The Ithaka board of directors believes that all of the valuation methods it used, and those used by Capitalink, were reasonable and customary. The discounted cash flow analyses, however, assumed that Alsius would receive additional liquidity from either the Ithaka merger or another source in order to reach the stage of generating positive cash flow. In applying the analysis, the infusion of capital to achieve positive cash flow was first assumed, and the value of the additional invested capital then backed out of the calculation. Had this assumption not been made, the discounted cash flow analysis could not have been used to assess the value of Alsius, or of any cash-flow negative business lacking the internal liquidity to reach cash-flow breakeven. If the discounted cash flow analysis were not used, the Ithaka board of directors would have to rely only on the other factors that if considered and the other two methods used by Capitalink, which did not assume consummation of the merger. Ithaka stockholders are cautioned to consider the assumption used in the discounted cash flow analyses, and how the assessment of Alsius’s value might be impacted had the assumption not been made. See Risk Factors for a discussion of the risks and uncertainties involved in the various methodologies used to value Alsius.

Interests of Ithaka’s Directors and Officers in the Merger

In considering the recommendation of the board of directors of Ithaka to vote for the proposals to approve the merger agreement, the certificate of incorporation amendments and the equity incentive plan proposal, you should be aware that certain members of the Ithaka board have agreements or arrangements that provide them with interests in the merger that differ from, or are in addition to, those of Ithaka stockholders generally. In particular:

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If the merger is not approved and Ithaka is unable to complete another business combination by August 23, 2007, Ithaka will be required to liquidate. In such event, the 2,125,000 shares of common stock held by the Ithaka Inside Stockholders, including Ithaka’s officers and directors and their affiliates and other persons, that were acquired prior to the IPO for an aggregate purchase price of $25,000 will be worthless, because Ithaka’s Inside Stockholders are not entitled to receive any liquidation proceeds with respect to such shares. Such shares had an aggregate market value of $11,687,500 based on the last sale price of $5.50 on the OTCBB on May 10, 2007.

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Messrs. Brooke, Hecht and Glazer also purchased 1,250,000 warrants for an aggregate purchase price of $637,500 (or $0.51 per warrant) pursuant to a binding, written agreement between Messrs. Brooke, Hecht and Glazer and EarlyBirdCapital, Inc. entered into in connection with Ithaka’s IPO. This agreement was entered into by Messrs. Brooke, Hecht and Glazer at a time when they were not in possession of any material non-public information relating to Ithaka. The agreement sets forth that it constitutes an irrevocable order instructing the designated broker-dealer, to purchase the warrants, at prices not to exceed $0.70 per warrant during the ninety-trading day period commencing on the date separate trading of Ithaka’s warrants commenced, in compliance with Rule 10b5-1. Such warrants had an aggregate market value of $837,500 based upon the last sale price of $0.67 on the OTCBB on May 10, 2007. All of the warrants will become worthless if the merger is not consummated.

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If Ithaka liquidates prior to the consummation of a business combination, Mr. Brooke, our chairman of the board and chief executive officer and Mr. Hecht, our president, chief financial officer, will be personally liable to pay debts and obligations, if any, to vendors and other entities that are owed money by Ithaka for services rendered or products sold to Ithaka, or to any target business, to the extent such creditors bring claims that would otherwise require payment from moneys in the trust account. This

BUSINESS OF ALSIUS

Alsius Overview

Alsius is a commercial-stage medical device company that develops, manufactures and sells proprietary, innovative products to precisely control patient temperature in hospital critical care settings. Controlling body temperature, through cooling and warming, is standard of care for patients in critical condition and those undergoing a variety of surgical procedures. As has been well documented, temperature management improves outcomes and reduces complications in patients being treated for a range of conditions such as cardiac arrest, stroke and head trauma, as well as during cardiothoracic surgery.

Alsius markets a comprehensive suite of catheter-based intravascular temperature management products that, based on management’s experience and knowledge of the industry and discussions with physicians, address an unmet clinical need for effective, accurate, easy-to-use and cost-effective control of body temperature in critical care patients. Alsius’s products consist of the CoolGard and ThermoGard systems and three families of single-use catheters—Cool Line, Icy and Fortius. The CoolGard and ThermoGard systems are computer-controlled temperature regulation systems that circulate cool or warm saline in a closed-loop circuit through balloons that surround Alsius’s catheters. Alsius’s catheters are inserted into a major vein through a patient’s neck or groin and achieve rapid and precise temperature management through contact with the patient’s blood flow. A key feature of Alsius’s catheters is their ability to function as central venous catheters, which are routinely used in the treatment of critically ill patients to administer drugs and fluids, draw blood and monitor blood pressure. Unlike conventional external temperature management products, such as cooling and warming blankets and ice packs, Alsius’s intravascular products cool and warm the patient from the inside out, which Alsius believes more effectively manages body temperature and allows caregivers easier access to administer patient care.

Alsius markets its products to acute-care hospitals and critical care physicians through its direct sales force in the United States and independent distributors in international markets. Alsius began selling its products in the United States in April 2004 and, as of March 31, 2007, had established a U.S. installed base of over 144 systems in 72 hospitals, of which 110 had been sold and 34 were under evaluation. Alsius began building its current network of independent distributors in Europe in February 2004, and as of March 31, 2007, had established a European installed base of 236 systems in over 153 hospitals, of which 217 had been sold and 19 were under evaluation. Alsius has FDA clearance to market its products in the United States for fever control in certain neuro-intensive care patients and temperature management in cardiac and neuro surgery patients, and are exploring ways to obtain clearance for cardiac arrest. Alsius has broader clearance to market its products in Europe, Canada and Australia, including clearance for cardiac arrest, and is in the process of obtaining clearances to sell its products in China, Japan and other Asian countries.

Alsius only markets its products for their specific cleared indications. This does not, however, prevent physicians from using Alsius’s products for non-cleared, or off-label, uses. Alsius is aware that physicians in the United States are using Alsius’s products off-label to treat cardiac arrest, and expects this use to increase. Alsius believes this is due in large part to the 2006 American Heart Association recommendation that cooling be used to treat cardiac arrest. Alsius does not track how physicians use Alsius’s products after they are purchased, and cannot identify what percentage of its revenues are derived from off-label use. However, Alsius has received increasing inquiries from U.S. physicians interested in using Alsius’s products to treat cardiac arrest, in addition to cleared indications. In addition, Alsius has queried approximately 300 U.S. hospitals about whether and why they are interested in temperature management products, and over half of the hospitals have indicated they are interested in cooling cardiac arrest patients, in addition to Alsius’s cleared indications. Alsius has also seen a similar level of interest in Europe, where Alsius’s products are cleared for cardiac arrest. Based on these interest levels, Alsius estimates it is possible that between 20% and 40% of its current U.S. revenues (or between 10% and 20% of its worldwide revenues) could be derived from off-label use. Alsius also estimates that over time up to 50% of its U.S. revenues (or approximately 25% of its worldwide revenues) could be derived from purchases of its products to treat cardiac arrest.

Alsius does not believe any of its activities constitute marketing for off-label use. As described in greater in Risk Factors, however, should the FDA determine that Alsius’s activities constitute promotion of off-label use, the FDA could bring action to prevent Alsius from distributing its products within the United States for the off-label use, could impose fines and penalties on Alsius and its executives, and could prohibit Alsius from participating in government healthcare programs such as Medicare and Medicaid. If Alsius is prevented from distributing its products in the United States to treat cardiac arrest, it could lose an estimated 10% and 20% of its current revenues, and up to 25% based on future estimates. In addition, government action could affect Alsius’s reputation generally and interfere with its ability to sell its products even for approved uses. As described in greater detail under Clinical Trials and Regulatory Clearances, Alsius intends to conduct a clinical trial for cardiac arrest approval in the United States, which it expects to begin in 2007 and, if successful, conclude with an FDA clearance in 2011. There is no assurance, however, that such a clearance will be obtained.

Alsius’s goal is to become the worldwide leader in critical care temperature management products. Based on sales, Alsius believes it is the leader in intravascular temperature management products. Since its commercial launch in the beginning of 2004, Alsius estimates that over 10,000 patients have been treated with its products. Alsius’s strategy is to build upon its first mover advantage by increasing global sales of its products for their current indications, entering new international markets and pursuing additional clinical indications.

Alsius believes the potential worldwide market for sales of its catheters exceeds $2.85 billion annually. Of this market, Alsius’s potential market for cleared indications is in excess of $960 million. This estimate is based on Alsius’s estimate of the worldwide incidence of acute conditions treatable with Alsius’s products, whether under current regulatory clearances or off-label, and assumes one catheter is sold for every eligible patient treatment. These estimates are based on the incident rates for the various potential treatments and include documented and undocumented data and Alsius’s estimates and extrapolations of such data.

Market Opportunity

The human body and its cells react negatively to temperature levels or fluctuations outside a desired range. Proper temperature management improves outcomes and reduces complications in several critical conditions, including cardiac arrest, stroke and head trauma, as well as during cardiothoracic surgery. Extensive clinical data suggest that therapeutic temperature management can effectively reduce cell and organ damage and save lives. In response to such data, the American Heart Association (AHA), American Stroke Association (ASA), American Association of Neurological Surgeons (AANS), European Stroke Initiative (ESI) and International Liaison Committee on Resuscitation (ILCOR) have published treatment guidelines that recommend aggressive temperature management as standard of care for critically ill patients.

Conventional products for temperature management primarily include external surface-based products such as cooling and warming blankets and ice packs, which are less effective in providing rapid, precise and sustained temperature control. Newer approaches for temperature management include more sophisticated cooling and warming pads, however, they are still externally delivered and Alsius believes continue to be cumbersome for patient treatment. Alsius believes that catheter-based intravascular systems represent the next generation of temperature management therapies, because these products are more effective and allow greater access to administer patient care. Several favorable trends are driving continued demand for intravascular temperature management products, including increasing physician awareness of novel treatment options, additional clinical evidence demonstrating the importance of temperature management and continued publication and adoption of temperature management guidelines by recognized critical care groups.

Therapeutic Cooling or Induced Hypothermia

Normal body temperature or normothermia is 37° Celsius (C). Therapeutic cooling, or induced hypothermia, is proactive cooling of a patient to below normal body temperatures, in the range of 33° to 34° C, in order to protect organs and cells. According to two international clinical trials on hypothermia after cardiac arrest published in The New England Journal of Medicine, induced hypothermia has been proven to have significant clinical benefits in cardiac arrest patients. Induced hypothermia is also being studied as a promising therapy to treat stroke and acute myocardial infarction, or AMI (commonly known as a heart attack).

Alsius’s proprietary double balloon design for greater heat exchange and cools at a rate of 0.7° to 1.0°C per hour. It is offered in both two and three lumen versions. Each lumen allows separate drug infusion and blood sampling.

Icy. Alsius’s Icy catheter is designed for insertion into the femoral vein near the groin and resides in the inferior vena cava. The Icy is used for fever control, induced hypothermia and rewarming. The Icy features a proprietary triple-balloon design, enabling twice the cooling power of the Cool Line and can induce hypothermia at a rate of 1.0° to 1.5°C per hour. It is offered in both a one lumen and Alsius’s newly launched three lumen version to address a variety of patient needs.

Fortius. Alsius’s Fortius catheter is designed for insertion into the femoral vein near the groin and resides in the inferior vena cava. The Fortius is Alsius’s most powerful catheter and can be used for rapid warming or induced hypothermia. It features a proprietary serpentine balloon design to maximize contact area with passing blood and can induce hypothermia at a rate of 4.0° to 6.0°C per hour.

Sales and Marketing

Alsius began selling its products in the United States in April 2004 and, as of March 31, 2007, had established a U.S. installed base of over 144 systems in 72 hospitals, of which 110 had been sold and 34 were under evaluation. Alsius began building its current network of independent distributors in Europe in February 2004, and as of March 31, 2007, had established a European installed base of 236 systems in over 153 hospitals, of which 217 had been sold and 19 were under evaluation. Alsius typically provides the CoolGard and ThermoGard systems to potential customers for an evaluation period, during which time it sells catheters to these hospitals for patient treatment. The majority of hospitals that have evaluated Alsius’s products have purchased one or more systems and a supply of catheters.

Alsius markets its products to acute-care hospitals that have dedicated critical care units which provide advanced care for cardiac arrest, brain injury, AMI and cardiothoracic surgery patients. These are typically university and large community hospitals that have a level one or two trauma service designation and have a neuro-intensive care unit, medical intensive care unit, coronary care unit or emergency room. There are over 2,000 of these hospitals in the United States and a comparable number outside of the United States.

Alsius has pursued a global sales and marketing strategy to drive adoption of its innovative temperature management products. Alsius utilizes a leveraged sales model which focuses sales and marketing efforts on expanding Alsius’s installed base of systems in new and existing accounts and driving catheter use by educating and training critical care physicians, nurses and other hospital staff about its products. Alsius’s growing installed base of systems and increased sales are shown in the table and chart below. The estimates in the chart and table below are based on Alsius’s actual historical experience regarding base system installation and catheter sales following installation. Historical purchases have shown that the number of catheters purchased is a function of the initial installed base, the number of new systems purchased and catheter utilization rate. The table shows the number of hospitals that had Alsius CoolGard systems installed and their actual catheter usage for 2004 through 2006, and estimates for 2007. The projected number of installations for 2007 is based on conservative management estimates related to the number of hospitals contacted by Alsius’s sales representatives that have expressed an interest in purchasing Alsius’s products and on management’s understanding of the usual length of a sales cycle with a hospital. Catheter utilization projections for 2007 are based on management’s current estimate using actual utilization rates in 2006 of 2.0 catheters per system per month (as compared to Alsius’s original 2006 estimate of 1.8 catheters per system per month for 2006).

For U.S. Only	2004	2005	2006*	2007*
Hospitals	16	33	62	120
Installed Systems	25	56	115	276
Catheters / System / Month	1.4	1.6	1.8	2.0
Total Catheters	694	918	1,607	4,275
Average Price / Catheter	$438	$580	$692	$773

*	Estimated

In addition to its hospital-specific marketing efforts, Alsius participates in national, regional and specialized medical society meetings and conferences to promote its products and raise physician, nurse and hospital administrator awareness of the benefits of intravascular temperature management. Alsius’s sales staff also organizes regional physician meetings where existing and potential customers gather to discuss the uses and benefits of its products.

United States

In the United States, Alsius sells, markets and distributes its products through a direct sales force supported by clinical application specialists. As of March 31, 2007, Alsius employed 16 direct sales people, a director of sales, a vice president of worldwide sales and marketing, two regional sales managers, five clinical application specialists and a director of clinical education. Alsius’s clinical application specialists are trained nurse practitioners who assist with product service and installation, provide clinical education and promote catheter use among customers. Alsius’s sales strategy is to target hospitals that are early adopters of new technologies and have large critical care units that may purchase multiple systems.

International

Alsius sells its products internationally through a network of independent distributors, each of which has exclusive rights to sell Alsius’s products in a particular country or countries. As of March 31, 2007, Alsius had a network of 25 distributors covering over 35 countries. Alsius encourages its distributors to educate customers on the clinical efficacy, performance, ease of use, value and other advantages of its products. Alsius provides its international distributors with clinical support, regional sales assistance and marketing materials. Alsius has a European service center in the Netherlands to provide ongoing support to its customers and distributors. International sales accounted for 65% of Alsius’s total sales in 2004, 62% in 2005, 57% in 2006, and 57% for the three months ended March 31, 2007. In 2004, two of Alsius’s European distributors, Euromed and Fuchs Medical, each accounted for more than 10% of its total sales. In 2005, 2006 and the three months ended March 31, 2007, Euromed was Alsius’s only customer that accounted for more than 10% of its total sales.

The FDA also required that Alsius conduct a post market surveillance, or PMS, study of 200 patients treated with Alsius’s Cool Line versus 200 patients from the same hospitals treated with conventional fever control therapies. In February 2006, Alsius filed a report with the FDA on the first 83 patients in the PMS study, which Alsius believes showed good safety results. However, if these results or subsequent PMS safety data ultimately cause the FDA to conclude that Alsius’s Cool Line catheters pose a statistically significant safety risk, the FDA could require that Alsius conduct additional clinical studies or recall the Cool Line in the United States. There are no safety warnings or PMS requirements for Alsius’s other catheters, Icy and Fortius, or for its CoolGard system.

Alsius has conducted additional trials and studies to increase awareness of its technology and support its sales efforts. In 2003, Alsius completed a 96-patient single center trial in cardiac arrest patients treated with its Icy catheter. Results from this trial compared favorably with results from the European Hypothermia After Cardiac Arrest, or HACA, trial published in The New England Journal of Medicine in 2002. The European HACA trial was one of the original studies that demonstrated the benefits of therapeutic hypothermia in cardiac arrest patients treated with external surface cooling. In 2005, Alsius completed a 650-patient European cardiac arrest registry with the European Resuscitation Council to further study the effects of therapeutic cooling. Approximately 350 patients in the registry were treated with Alsius’s products. Although the final results of this registry are not yet published, Alsius believes the results to date continue to validate the benefits of therapeutic hypothermia in cardiac arrest patients. Alsius has also completed several other small feasibility trials with its Fortius catheter, including a 20-patient trial in AMI patients and a 20-patient trial in coronary artery bypass patients.

Alsius is also exploring paths to obtain FDA clearances for additional indications, particularly to treat cardiac arrest patients, and in the longer term to treat stroke and AMI patients. Alsius may co-support a potential National Institutes of Health (NIH) funded cardiac arrest clinical trial proposed to be conducted by Duke University, which is estimated to cost Alsius $1.2 million over a four year period. This trial will include patients treated with Alsius’s products. At the end of this trial, the data will be submitted to the FDA for labeling for cardiac arrest. If funded, this trial will commence patient enrollment before the end of 2007 and should be complete by 2011. If the NIH does not fund this trial, Alsius may decide to fund its own trial for cardiac arrest. However, Alsius’s decision to conduct its own trial depends on whether the NIH trial moves forward. If Alsius ultimately decides to fund its own trial, Alsius currently anticipates enrollment to start before the end of 2007 and the trial to be completed in 2011. The total cost for Alsius to fund its own trial is approximately $4 million. In addition, Alsius may from time to time, decide to pursue clearances for other indications, such as for burn victims. Trials for such other clearances would likely cost significantly less, in the several hundred thousand dollar range, and take less than one year to complete.

Although Alsius only markets its products for their specific cleared indications, physicians may use Alsius’s products for non-cleared, or off-label, uses. Alsius is aware that physicians in the United States are using Alsius’s products off-label to treat cardiac arrest, and expects this use to increase. Alsius believes this is due in large part to the 2006 American Heart Association recommendation that cooling be used to treat cardiac arrest. Alsius does not track how physicians use Alsius’s products after they are purchased, and cannot identify what percentage of its revenues are derived from off-label use. However, Alsius has received increasing inquiries from U.S. physicians interested in using Alsius’s products to treat cardiac arrest, in addition to cleared indications. Alsius has queried approximately 300 U.S. hospitals about whether and why they are interested in temperature management products, and over half of the hospitals have indicated they are interested in cooling cardiac arrest patients, in addition to Alsius’s cleared indications. Alsius has also seen a similar level of interest in Europe, where Alsius’s products are cleared for cardiac arrest.

Alsius executives have carefully considered and designed their sales and promotional activities, with advice from outside legal counsel experienced in FDA regulatory matters, so that Alsius is solely marketing its products for on-label uses. Alsius’s sales and marketing efforts focus only on cleared indications for its products. When a hospital or physician expresses interest in potential off-label use, Alsius’s field personnel (sales representatives and clinical specialists) have been trained to limit their discussion or training of Alsius’s products only to their general attributes for cooling and warming at patient, and the Alsius on-label indications. Alsius clinical applications specialists work in hospitals to instruct physicians and nurses on how to use Alsius’s CoolGard units, and how to run the unit once Alsius’s catheter has been inserted into the patient. The Alsius specialists do not, however, select which patients receive treatment or assist in the insertion of the Alsius catheter, both of which are done by the physician. The specialists thus do not determine the type of treatment (i.e., on-label or off-label) for which Alsius’s products are used, and products are used in the same manner whether the patient is receiving an on- or off-label treatment.

Alsius does, upon request, disseminate information relating to the use of it products for off-label uses such as cardiac arrest. The FDA Modernization Act (“FDAMA”) specifically permits companies to respond in a non-promotional manner to unsolicited requests from doctors and hospitals for off label-information. Alsius responds to such requests in a manner it believes is permitted under the FDAMA, by providing copies of and citations to articles that discuss off-label uses, such as an article that appeared in The New England Journal of Medicine regarding two international clinical trials on hypothermia after cardiac arrest that demonstrated the benefits of the therapy. Alsius queries hospitals about whether and why they are interested in temperature management products in general, and Alsius’s products in particular, but the hospital is free to answer as it chooses and the questions asked are not designed to suggest the hospital consider any particular therapy. In Alsius’s view, and based on the advice of its regulatory counsel, the foregoing activities do not constitute marketing or promotion for off-label uses. In addition, Alsius believes it is permissible and useful to gather information regarding physician interest in temperature management (whether for on- or off-label uses) in order to work with the FDA and other healthcare organizations to design appropriate clinical studies.

In 2004, Alsius submitted a 510(k) notification to the FDA to have its products cleared for cardiac arrest. In March 2005, the FDA convened a meeting of the Circulatory System Devices Panel to consider the data submitted in the 510(k) notification. Following that meeting in 2005, Alsius withdrew its request for such clearance because the FDA stated that it would require additional safety and efficacy data from a randomized, controlled human clinical trial. Alsius decided not to conduct such a trial at that time because it wanted to focus on marketing its products for their cleared indications. Alsius cannot assure you that the FDA will ultimately grant it clearance for cardiac arrest. If Alsius does not obtain FDA clearance for cardiac arrest, or other indications, it may be at risk for liabilities related to off label use.

U.S. Clearances

Alsius’s products are currently 510(k) cleared in the United States for the indications described below.

Product	Date of 510(K) Clearance	Indications
CoolGard 3000	Aug. 1, 2003	Dictated by catheter

ThermoGard	Jan. 22, 2007	Dictated by catheter

Cool Line 2 lumen	Aug. 1, 2003	For use in fever reduction, as an adjunct to other antipyretic therapy, in patients with cerebral infarction and intracerebral hemorrhage who require access to central venous circulation and who are intubated and sedated

Cool Line 3 lumen	Aug. 1, 2003	For use in fever reduction, as an adjunct to other antipyretic therapy, in patients with cerebral infarction and intracerebral hemorrhage who require access to central venous circulation and who are intubated and sedated

Icy 1 lumen	Oct. 23, 2003	For use in cardiac surgery patients to achieve and/or maintain normothermia during surgery and recovery/intensive care, and, to induce, maintain and reverse mild hypothermia in neuro surgery patients in surgery and recovery/intensive care

Over half of approximately 300 U.S. hospitals queried by Alsius have indicated they are interested in treating cardiac arrest patients with cooling, in addition to cleared indications, and Alsius has seen a similar level of interest in Europe, where Alsius's products are cleared for cardiac arrest. Based on this interest level, Alsius estimates that it is possible that between 20% and 40% of its current U.S. revenues (or between 10% and 20% of its worldwide revenues) could be derived from off-label use. Alsius also estimates that over time up to 50% of its U.S. revenues (or approximately 25% of its worldwide revenues) could eventually come from purchases of its products to treat cardiac arrest. As described below under Liquidity and Capital Resources, Alsius expects to spend between $1.2 million and $4 million to conduct a clinical trial for cardiac arrest approval in the United States, which it expects to begin in 2007 and, if successful, conclude with an FDA clearance in 2011. However, there is no assurance such an approval will be obtained.

Alsius does not believe any of its activities can be construed to constitute marketing for off-label use. However, as described in greater detail under Risk Factors in this proxy statement, should the FDA determine that any of Alsius’s activities constitute improper promotion of off-label use, the FDA could bring action to prevent Alsius from distributing its products within the United States for the impermissible use, could impose fines and penalties on Alsius and its executives, and could prohibit Alsius from participating in government healthcare programs such as Medicare and Medicaid. If Alsius is prevented from distributing its products within the United States to treat cardiac arrest, it could lose an estimated 10% and 20% of its current revenues, and up to 25% based on future estimates. In addition, such government action could affect Alsius's reputation generally and might interfere with its ability to sell its products even for approved uses, which would further negatively impact sales. Alsius therefore believes that an action against it related to off-label use could have a significant impact on its business and even its future viability. In such a situation, Alsius would require significant financing in order to sustain its operations and to conduct additional clinical trials to attempt to obtain clearance for cardiac arrest. Alsius is not certain that it could raise sufficient financial resources to sustain its operations under such circumstances.

Alsius’s business strategy involves the sale of CoolGard and ThermoGard systems with recurring sales of single-use catheters and start-up kits for patient treatments. Generally, a patient treatment requires one catheter and one start-up kit. Alsius anticipates that for the foreseeable future substantially all of its revenue will relate to its systems, catheters and start-up kits. Alsius expects that sales of its single-use catheters and related start-up kits will represent an increasing percentage of its revenue as it drives catheter use among current and new customers. As of March 31, 2007, Alsius had 16 direct sales people in the United States and over 25 independent international distributors covering over 35 countries. In 2007, Alsius intends to continue to expand the size of its direct U.S. sales force and clinical application specialists, as well as increase its network of distributors in Europe and other countries. Alsius’s future growth will depend on its ability to install new systems, drive catheter use, enter new geographic markets, expand clinical indications and develop new products.

Prior to 2004, Alsius was primarily a research and development company, and its operations consisted of developing its products, obtaining regulatory clearances and conducting clinical trials, which it funded through equity financings primarily from venture capital firms. Alsius received clearance to sell its products in Europe in June 2000 and clearance to sell its products in the United States in August 2003. Alsius began very limited sales of earlier versions of its products in Europe in December 2000 and began a more significant international sales launch of its current products in February 2004, when it started building its current network of independent distributors. Alsius began sales in the United States in April 2004 through its own direct sales force.

Critical Accounting Policies and Estimates

Alsius’s discussion and analysis of its financial condition and results of operations is based upon its financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenue and expenses, and disclosures of contingent assets and liabilities as of the date of the financial statements. On a periodic basis, Alsius evaluates its estimates,

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